FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS RESPONDS TO MARKET ACTIVITY

CAMBRIDGE, MA, February 28, 2020 - At the request of IIROC ("Investment Industry Regulatory Organization of Canada"), Trillium Therapeutics Inc. (the "Company") (NASDAQ/TSX: TRIL) wishes to confirm that it is not aware of any material, undisclosed information related to the Company that would account for the recent increase in the market price and level of trading volume of its common shares.

About Trillium Therapeutics

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The Company's two clinical programs, TTI-621 and TTI-622, target CD47, a "do not eat" signal that cancer cells frequently use to evade the immune system.

The Company's pipeline also includes a preclinical STING (stimulator of interferon genes) agonist program. As previously announced, the program is earmarked for out-licensing.

For more information visit: www.trilliumtherapeutics.com

Company Contact:

James Parsons

Chief Financial Officer

Trillium Therapeutics Inc.

416-595-0627 x232

james@trilliumtherapeutics.com